U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
Form 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF
SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

ABERDEEN IDAHO MINING COMPANY
(Name of Small Business Issuer in its charter)

State of Idaho   **82-6008492**
(State or other jurisdiction of incorporation or organization)   (I.R.S. Employer Identification No.)

601 W. Main, Ste. 1017
Spokane, Washington   **99201**
(Address of principal executive offices)   (Zip Code)

(Issuer's telephone number, including area code)   **(509) 462-0315**

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered: Name of each exchange on which each class is
                                                   to be registered:

 N/A   **N/A**

Securities registered under Section 12(g) of the Act:

Common Stock
     (Title of class)

PART I

ITEM 1.   DESCRIPTION OF BUSINESS

History

Aberdeen Idaho Mining Company (the "Company") was incorporated on April 26, 1946, under the laws of the State of Idaho. The Company was organized to explore for, acquire and develop mineral properties in the State of Idaho. The initial and subsequent efforts in the acquisition, exploration and development of potentially viable and commercial mineral properties were unsuccessful. During the past several years the Company's activities have been confined to annual assessment and maintenance work on its Idaho mineral properties and other general and administrative functions. At the date hereof, the Company owns no mineral interests, rights or claims and has no active business operations.

In January 2002 a group of seven investors consisting of Martyn A. Powell, currently the President and a Director of the Company; Robert W. O'Brien, currently the Secretary/ Treasurer and a Director of the Company; Terrence J. Dunne; Wayne Demeester; David Fox, Dan Barnett and John Richards agreed to purchase 3,500,000 shares of the Company's stock held by H.F. Magnuson for an aggregate purchase price of $85,000. The transaction was arranged directly between the group of investors and Mr. Magnuson. There were no fees or other compensation paid directly or indirectly in connection with the transaction. In February 2002, three of the then directors resigned and the vacancies were filled by Martyn Powell, Robert O'Brien and James Etter.

Historically, the Company has been engaged in mineral exploration activities. Exploration for commercially minable ore deposits is highly speculative. Mining companies use the evaluation work of professional geologists, geophysicists, and engineers in determining whether to acquire an interest in a specific property, or whether or not to commence exploration or development work. These professionals are not always scientifically exact, and in some instances result in the expenditure of substantial amounts of money on a property before it is possible to make a final determination as to whether or not the property contains economically minable ore bodies. The economic viability of a property cannot be finally determined until extensive exploration and development work, plus a detailed economic feasibility study, has been performed. Also, the market prices for mineralization produced are subject to fluctuation and uncertainty, which may negatively affect the economic viability of properties on which expenditures have been made. Given the foregoing risks, the depressed price for precious metals, the likelihood that the Company would be unable to raise financing for mineral exploration the Company and the Company's extremely limited resources, in February 2002, the Board of Directors determined to become a publicly reporting "shell" company rather than attempt to again become actively engaged in mineral exploration.

At that time the Board of Directors of the Company elected to commence the implementation of the Company's principal new business plan, described below under "Item 2, Management's Discussion and Analysis or Plan of Operation" and to proceed with filing a Form 10-SB to register under the Exchange Act of 1934 (the "Exchange Act"). As such, the Company can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions.

It is the view of the Staff of the Securities and Exchange Commission that both before and after a business combination or transaction with an operating entity or other person, the promoters and affiliates of the company, as well as their transferees are "underwriters" of the securities issued. The staff is further of the opinion that Rule 144 would not be available for resale transactions of these securities and that the securities involved can only be resold through registration under the Securities Act of 1933.

Environmental Matters

From approximately 1946 to 1999 the Company conducted mineral assessment and exploration programs within twenty-five (25) recorded unpatented claims within the Coeur d'Alene or Yreka Mining District (sub-area) of Shoshone County, Idaho. During the summer of 2002, the Company retained Leppo Consultants, Inc., of Spokane, Washington, to conduct a Baseline Environmental Site Assessment for mineral rights and mineral assessment and exploration activities on those unpatented mining claims.

The Baseline Environmental Site Assessment addressed the potential for contamination by hazardous substances (including petroleum products), evaluated if readily-available evidence indicates whether hazardous materials or conditions may be located on or under the property surface as a result of mineral assessment, exploration or mining activities, and attempted to determine if historical or existing conditions may violate known, applicable environmental or mining regulations (recognized environmental condition).

This Baseline Environmental Site Assessment was not intended to meet the full conditions or standards for commercial properties set forth in the American Society of Testing and Materials E 1527-2000 *A Standard Practice for Environmental Site Assessments: Phase I Environmental Site Assessment*. The goal of the limited records review was to identify, to the extent feasible and pursuant to the described scope of services, any "recognized environmental conditions" in connection with the subject site using readily available, practically reviewable private or public records and interviews of knowledgeable parties.

The term "recognized environmental condition", as defined by American Society of Testing and Materials standard, means the presence or likely presence of any hazardous substances or petroleum products on a property under conditions that indicate an existing release, a past release, or a material threat of a release of any hazardous substances or petroleum products into structures on the property or into the ground, ground water or surface water of the property. The term includes hazardous substances or petroleum products even under conditions in compliance with laws. The term is not intended to include de minimis conditions that generally do not present a material risk of harm to public health or the environment that generally would not be the subject of an enforcement action if brought to the attention of appropriate governmental agencies.

For the purposes of the Baseline Environmental Site Assessment, Leppo Consultants included potential public health and environmental risks and liabilities that may be associated with historical mineral exploration and mining activities. These activities may have created relic man-made conditions that include, but are not necessarily limited to: open adits, adit or surface seeps, waste rock dumps, mine tailings, tailings ponds, or similar activities which have created and/or exposed potential contaminants such as total metals to natural environmental conditions which could negatively impact soil and surface and ground waters.

The limited records review of readily available, practically reviewable private and public information and interviews with knowledgeable parties did not reveal evidence of recognized environmental conditions that would suggest an existing release, a past release, or a material threat of a release of potential contaminants into the ground, surface water, or ground water at the Aberdeen claims as a result of the Company's or prior owner/operator mineral exploration or land uses.

Risk Factors

The Company's business is subject to numerous risk factors, including the following:

Independent Certified Public Accountants' Opinion - Going Concern. The Company's financial statements for the year ended December 31, 2002, were audited by the Company's independent certified public accountants, whose report includes an explanatory paragraph stating that the financial statements have been prepared assuming the Company will continue as a going concern and that the Company's operating losses raise substantial doubt about its ability to continue as a going concern.

No Revenue and Minimal Assets.
The Company has had no revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination.

Possible Environmental Liability

In prior years, the Company held property interests that included a mining property known as the Florence Mine. The Florence Mine is currently listed by the Environmental Protection Agency (EPA) as a potential source of mine-related contamination based on the presence of a waste rock dump, with the potential for erosion. The Company has no record of operating any mining operation at the Florence mine site and has not received any notification of a pending action or proceeding against the Company relating to environmental damages for which it may be responsible. However, in recent years, certain other companies involved in mining activities on neighboring locations have been identified as potentially responsible parties under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA), and have entered into consent decrees with the Environmental Protection Agency and the state of Idaho, concerning environmental remediation obligations and damages to or loss of natural resources in the Coeur d'Alene River Basin. Management has no knowledge of any actions of the Company that might give rise to such potential liability but there can be no assurance that the Company may not at some future date be deemed to have environmental liabilities.

Speculative Nature of Company's Proposed Operations.

The success of the Company's proposed plan of operation will depend, to a great extent, on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond the Company's control.

Scarcity of and Competition for Business Opportunities and Combinations.

The Company is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete in seeking merger or acquisition candidates with numerous other small public companies.

No Agreement for Business Combination or Other Transaction - No Standards For Business Combination.
The Company has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

Continued Management Control, Limited Time Availability.
While seeking a business combination, management anticipates devoting up to twenty hours per month to the business of the Company. The Company's officers have not entered into written employment agreements with the Company and are not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on any of its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations.

Conflicts of Interest - General.
The Company's officers and directors participate in other business ventures, which compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business.

Reporting Requirements May Delay or Preclude Acquisition.
Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

Lack of Market Research or Marketing Organization.
The Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

Lack of Diversification.
The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one business opportunity. Consequently, the Company's activities will be limited to those engaged in by the business opportunity, which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

Regulation.
Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

Probable Change in Control and Management.
A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. The resulting change in control of the Company will likely result in removal of one or more present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

Reduction of Percentage Share Ownership Following Business Combination.
The Company's primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of such private company. The issuance of previously authorized and unissued common stock of the Company would result in reduction in percentage of shares owned by present and prospective shareholders of the Company and would most likely result in a change in control or management of the Company.

Taxation.
Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on both parties to the transaction.

Requirement of Audited Financial Statements May Disqualify Business Opportunities. Management of the Company believes that any potential business opportunity must provide audited financial statements for review, and for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

Employees

The Company has no paid employees. None of the Company's executive officers are employed by the Company. Management services are provided on an "as-needed" basis without compensation, generally less than five hours per week. The Company has no oral or written contracts for services with any member of management.

There is no preliminary agreement or understanding existing or under contemplation by the Company (or any person acting on its behalf) concerning any aspect of the Company's operations pursuant to which any person would be hired, compensated or paid a finder's fee.

Competition

The Company is and will remain an insignificant participant among the firms that engage in mergers with and acquisitions of privately financed entities. Most established venture capital and financial concerns have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's limited financial resources and limited management availability, the Company will continue to be at a significant disadvantage compared to the Company's competitors.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation

The Company intends to seek to acquire assets or shares of an entity actively engaged in business in exchange for its securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. None of the Company's officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between the Company and such other company as of the date of this registration statement. Although the Company does not contemplate the offer or sale of additional securities to implement its business plan (other than in the context of a merger or share exchange), in the event that such offer or sale does occur, the Company intends to effect all such transactions through a registered broker-dealer.

The Company has no full time employees. The Company's officers have agreed to allocate a portion of their time to the activities of the Company, without compensation. Management anticipates that the business plan of the Company can be implemented by an officer devoting an aggregate of approximately 5 hours per week to the business affairs of the Company. Conflicts of interest may arise with respect to the limited time commitment by such officers. See "PART I, ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS." In addition, the Company's officers and directors may, in the future, become involved with other companies, which have a business purpose similar to that of the Company. As a result, additional conflicts of interest may arise in the future.

The Company is filing this Registration Statement on a voluntary basis because management believes the primary attraction of the Company as a merger partner or acquisition vehicle will be its status as an SEC reporting company. Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to present stockholders of the Company. The Articles of Incorporation of the Company provides that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification. See "PART II, ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS."

General Business Plan

The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See Item F/S, "Financial Statements." This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another. The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly owned subsidiaries in various businesses or acquire existing businesses as subsidiaries. The primary method the Company will use to find potential merger or acquisition candidates will be to run classified ads seeking companies, which are looking to merge with a public shell. The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived

benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing Form 8-Ks, 10-Ks or 10-KSBs, agreements and related reports and documents. The Exchange Act specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the Exchange Act. The Company will only combine with an entity that will provided the audited financial statements required by federal securities laws within the required time frame. The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company, none of whom is a professional business analyst. Management intends to concentrate on identifying preliminary prospective business opportunities that may be brought to its attention through present associations of the Company's officers or through advertising the Company's availability for acquisition.

In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. The Company will only acquire or merge with an entity that will provide audited financial statements required by federal securities laws within the required time frame.

Management of the Company, while not especially experienced in matters relating to the new business of the Company, will rely primarily upon their own efforts to accomplish the business purposes of the Company. It is not anticipated that any outside consultants or advisors, other than the Company's legal counsel and accountants, will be utilized by the Company to effectuate its business purposes described herein. However, if the Company does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as the Company has no cash assets with which to pay such obligation. There have been no discussions, understandings, contracts or agreements with any outside consultants and none are anticipated in the future.

The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition. The Company also has no plans to conduct any offerings under Regulation S.

Acquisition of Opportunities

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders. It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has successfully consummated a merger or acquisition and the Company is no longer considered a "shell" company.

Until such time as this occurs, the Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the value of the Company's securities in the future, if such a market develops, of which there is no assurance. While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368a or 351 of the Internal Revenue Code (the "Code").

With respect to any merger or acquisition, negotiations with target company management are expected to focus on the percentage of the Company which target company shareholders would acquire in exchange for all of their shareholdings in the target company. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then-shareholders. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition.

The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

As stated hereinabove, the Company will not acquire or merge with any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents may provide that the proposed transaction will be voidable, at the discretion of the present management of the Company.

Competition

The Company will remain an insignificant participant among the firms that engage in the acquisition of business opportunities. There are many established venture capital and financial concerns that have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

ITEM 3.   DESCRIPTION OF PROPERTY

The Company has no properties. The Company presently operates from office space provided on a rent-free basis by a shareholder of the Company. In the event that this space becomes unavailable in the future, the Company will seek to lease office space from an unaffiliated party at prevailing competitive rates.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a) Security Ownership of Certain Beneficial Owners

The following table sets forth information regarding any person known to the Company to be the beneficial owner of more than five percent of any class of the Company's voting securities at September 30, 2002.

(1) Title of Class	(2) Name and Address of Beneficial Owner	(3) Amount and Nature of Beneficial Ownership	(4) Percent of Class*
Common	Wayne Floran Demeester 2805 220th PL NE Sammamish, WA 98074	1,077,279	10.9%
Common	John Eric Richards 3601 North 250 West Provo, UT 84604	974,265	9.9%
Common	Martyn Alden Powell 2024 105th Pl. SE Everett, WA 98208	938,336	9.5%
Common	Robert William O'Brien 1511 S. Riegel Ct. Spokane, WA 99212	938,295	9.5%
Common	Terrence James Dunne 601 W. Main Ave., Ste. 1017 Spokane, WA 99201	931,628	9.4%

* Based on 9,866,500 shares of Common Stock outstanding on June 6, 2003.

(b) Security Ownership of Management

The following table sets forth certain information as of June 6, 2003 regarding the number and percentage of shares of Common Stock of the Company beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by each director, each of the named executive officers and directors and officers as a group.

(1) Title of Class	(2) Name and Address of Beneficial Owner	(3) Amount and Nature of Beneficial Ownership	(4) Percent of Class *
Common	Martyn Alden Powell 2024 105th Pl. SE Everett, WA 98208	938,336	9.5%
Common	Robert William O'Brien 1511 S. Riegel Ct. Spokane, WA 99212	938,295	9.5%
Common	James Francis Etter 5501 E. Broadway. Spokane, WA 99212	375,000	3.8%
Common	Dale Ben LaVigne Box A. Osburn, ID 83849	55,000	0.6%
Common	Dennis Michael O'Brien 413 Cedar St. Wallace, ID	20,000	0.2%
Common	Total of all officers and directors (5 individuals):	2,326,631	23.6%

*Based on 9,866,500 shares of Common Stock outstanding on June 6, 2003.

(c) Changes in Control

There are no arrangements known to the Company, the operation of which may at a subsequent time result in the change of control of the Company.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following information is provided as of June 6, 2003 with respect to each executive officer and director of the Company as of and each member of the group that purchased control of the Company in January 2002:

Executive Officers and Directors

Name	Age	Office with the Company
Martyn Alden Powell	50	President and Director
Robert William O'Brien	67	Secretary/Treasurer and Director
Dale Ben Lavigne	71	Director
Dennis Michael O'Brien	40	Director
James Francis Etter	66	Director

Martyn Alden Powell has been the President and a Director of the Company since February 2002. For the past ten years, Mr. Powell has been employed as a Realtor in the greater Seattle area.

Since January 1999, Mr. Powell has been the President and a Director of Missouri River and Gold Gem Corporation, an inactive reporting public company founded by his father in 1983. Missouri River is currently seeking a business acquisition or merger but is not in negotiations with any entity with regard to a potential merger or acquisition. Mr. Powell is the owner of 1,317,358 shares of Missouri River which represents approximately 26.7% of that company's outstanding stock. Mr. Powell purchased 27,358 shares of the company's stock in 1987 for $0.16 per share. In that same year he was gifted 20,000 shares from his father. In January 1999 Mr. Powell acquired 850,000 shares from the then president and controlling shareholder of the Company for $5.00 and was gifted an additional 120,000 shares from his father. In April 2001 Mr. Powell acquired 300,000 shares from the company at a price of $0.05 per share in a private placement pursuant to Rule 506 of Regulation D. The company is traded on the OTC Bulletin Board under the symbol MRGG. Mr. Powell receives no compensation for serving in the capacity of President or Director of Missouri River Gold and Gem Corporation.

Since June 2001 Mr. Powell has served as Secretary and a Director of Quad Metals Corporation, an inactive reporting public company. Mr. Powell is the owner of 5,000,000 shares of Quad Metals (5.4%) for which he paid $5,000. The shares were purchased in September 2001 in private placement pursuant to Rule 506 of Regulation D. There is no public market for the company and Quad Metals is not currently listed for trading. Mr. Powell receives no compensation for serving as an officer or director of Quad Metals.

<r>Robert William O'Brien has been the Secretary/Treasurer and a Director of the Company since February 2002. Mr. O'Brien graduated from Gonzaga University with a B.A. degree in Economics. Since July 1996, Mr. O'Brien has been the sole owner and manager of Spokane Quotation Bureau, LLC, a company that publishes stock quotations for companies traded over-the-counter. Since June 2001 Mr. O'Brien has served as President and a Director of Quad Metals Corporation, an inactive reporting public company. Mr. O'Brien is the owner of 18,000,000 shares of Quad Metals, Inc. (18.85%) for which he paid $18,000. The shares were purchased in September 2001 in private placement pursuant to Rule 506 of Regulation D. There is no public market for the company and Quad Metals is not currently listed for trading. Mr. O'Brien receives no compensation for serving as an officer or director of Quad Metals. Mr. O'Brien served as the Secretary and a Director of Orbit E-Commerce, Inc., formerly New Hilarity, Inc. New Hilarity was incorporated under the laws of the State of Idaho on February 27, 1930 for the primary purpose of exploring and the development of mining properties. In 1993, the Company became an inactive mining company, and the Company thereupon decided to explore alternative business opportunities. In April 1999, the Company reorganized under the laws of the State of Nevada and changed its name from Lexington Mining Company to New Hilarity, Inc. and on April 12, 2001 changed its name again to Orbit E-Commerce, Inc. As of September 8, 2000, and pursuant to an Agreement and Plan of Reorganization dated as of August 3, 2000 by and between OECI and Orbit Canada Inc., an Ontario corporation ("Orbit"), OECI acquired Orbit as a result of which Orbit became a wholly-owned subsidiary of the Company (the "Orbit Transaction"). The Orbit Transaction resulted in a reverse take over, therefore, giving the stockholders of Orbit control of OECI. In connection with the Orbit Transaction, Mr. O'Brien and the existing Board of Directors of the Company resigned and the directors of Orbit were appointed to the Board of the Company. Mr. O'Brien received no compensation for serving as an officer or director of the company. The company is currently traded on the Over the Counter Bulletin Board under the Symbol "OECI". Mr. O'Brien served as a Director and Secretary/Treasurer of Gold Bond Resources, Inc. from March 2000, and additionally as the Chief Executive Officer of the company from November 2001, until the acquisition of EnerTeck, Chemical Corporation in January 2003. Prior to Mr. O'Brien was President and CEO and a Director Gold Bond Resources, Inc. Mr. O'Brien purchased 395,585 shares at $.005 per share in March of 2000, an additional 1,400,000 shares in October of 2000 at $.005 per share and an additional 35,000 shares at $.10 per share in October of 2001. As of June 1, 2003, Mr. O'Brien had approximately 1,700,000 shares remaining unsold. His sales were made at an average of $.35 per share. The stock is trading at $.38. Mr. O'Brien received no compensation in connection as an officer or director of Gold Bond or in connection with the acquisition of EnerTeck Chemical Corporation. Mr. O'Brien purchased 3.2 million shares of Daybreak Mines, Inc. at $.005 per share in December 2001. The stock currently trades at $.05. In February 2003 Mr. O'Brien purchased 1,154,963 shares of Silver Crest Mines at $.005 per share.
</r>

Dale Ben Lavigne has been a Director of the Company since January 1983. Mr. Lavigne has been a director of Daybreak Mining Company for more than 30 years and has served as Daybreak's President for more than 15 years. Daybreak is an inactive, reporting public company. Daybreak holds the mineral rights to approximately 340 acres in Shoshone County, Idaho. There are no known proven or probable ore reserves on the property. The company has not conducted active exploration activity on the property since approximately 1970 and the company is currently inactive. Mr. Lavigne is the owner of 743,425 shares of Daybreak common stock representing approximately 4.3% of the outstanding stock. Mr. Lavigne receives no compensation for serving as an officer or director of Daybreak. Mr. Lavigne's prior experience with shell companies is related to mineral exploration companies which became inactive. Mr. Lavigne was a director, but not a stockholder of Idaho Montana Silver Mines at the time controlling interest was sold in February 2000. The company is now called Grant Douglas Acquisition Corp. The stock has been reverse split 1:55. There is no current market for the stock. Mr. Lavigne received no compensation in connection with the acquisition of the company. Mr. Lavigne was a director but not a stockholder of Capitol Silver Mines Inc. Control of the Company was acquired by Internet Culinary in June 1999. The stock was subsequently reverse split 1:50. There is no current market for the stock. Mr. Lavigne received no compensation in connection with the acquisition of the company. Mr. Lavigne was a director of Princeton Mining Company. In May 2001 control of the company was acquired by Lifestyle Innovations. The stock was subsequently reverse split 1:7. Mr Lavigne owned 10,400 shares of the company which he sold for an average price of $0.60 per share. The stock is currently traded at approximately $5.45 per share. Mr. Lavigne received no Compensation in connection with the acquisition of the company. Mr. Lavigne was a director of Silver Ramona. Control of the company was acquired by Achievement Tech Holding in May 2000. The stock has been reverse split 1:3.82. The stock is currently traded at approximately $0.03 per share. Mr. Lavigne has sold no shares of the company's stock and currenlty owns 22,849 shares of the company's stock. Mr. Lavigne received no compensation in connection with the acquisition of control of the company.

Mr. Lavigne graduated from the University of Montana with a B.S. Degree in Pharmacy. For the past 47 years Mr. Lavigne has been the Chairman and a Director of the Osburn Drug Company, Inc., a 4-store chain of drug stores in North Idaho. Mr. Lavigne is also a Director and Officer of Metropolitan Mines, Inc., a reporting publicly-held, inactive mineral exploration company. Mr. Lavigne is the former Chairman of the First National Bank of North Idaho; a former member of the Gonzaga University Board of Regents; past President of the Silver Valley Economic Development Committee and a current member of the Governor's Task Force on Rural Idaho.

Dennis Michael O'Brien, a Certified Public Accountant, has been a Director of the Company since May 1999. Mr. O'Brien is graduated from Northern Illinois University with a B.S. degree in accounting. Since 1990 Mr. O'Brien has been employed by the H.F. Magnuson Company in Wallace, Idaho as an accountant. Mr. O'Brien's prior experience with shell companies is related to mineral exploration companies which subsequently became inactive. Mr. O'Brien was a director, but not a stockholder of Idaho Montana Silver Mines at the time controlling interest was sold in February 2000. The company is now called Grant Douglas Acquisition Corp. The stock has been reverse split 1:55. There is no current market for the stock. Mr. O'Brien received

no compensation in connection with the acquisition of the company. Mr. O'Brien was a director but not a stockholder of Capitol Silver Mines Inc. Control of the Company was acquired by Internet Culinary in June 1999. The stock was subsequently reverse split 1:50. There is no current market for the stock. Mr. O'Brien received no compensation in connection with the acquisition of the company. Mr. O'Brien was a director but not a stockholder of Princeton Mining Company. In May 2001 control of the company was acquired by Lifestyle Innovations. The stock was subsequently reverse split 1:7. The stock is currently traded at approximately $5.45 per share. Mr. O'Brien received no Compensation in connection with the acquisition of the company but was paid $2,000 to remain as a director of the company for four months after the change of control.

James Francis Etter is a Director of the Company. Mr. Etter is graduated from Gonzaga University. Mr. Etter has been retired for more than the past five years.

Control Persons

Terrence James Dunne has the following present and past experience with "blind pool" or "shell" type companies (1) New Hilarity Mining Company which became Orbit E-Commerce after the reverse merger was completed on September 5, 2000. Prior to the reverse merger with Orbit Canada (the private company), Mr. Dunne was a principal shareholder of New Hilarity. He purchased stock in New Hilarity for $.025 per share. After the reverse merger and the reverse split of the common stock, Mr. Dunne owned 249,000 shares. Mr. Dunne sold all of his shares from October, 2000 to April of 2003. The current market price of the stock is approximately $.25. Mr. Dunne received no other compensation, directly or indirectly, from the company. (2) Mr. Dunne was a principal shareholder of Gold Bond Resources, Inc. from March of 2000 until the reverse merger was completed in January of 2003. Mr. Dunne originally owned approximately 1,880,000 shares of common stock for which he paid $.005 per share for 1,795,585 shares and $.10 per share for another 35,000 shares in October of 2001. The balance of the shares were purchased in the market at an average price of about $.21. Since December 5, 2002, Mr. Dunne has sold approximately 240,000 shares at prices ranging from $.21 to about $.32. Currently, the stock is trading at about $.40 per share. (3) Mr. Dunne is a principal shareholder of Royal Pacific Resources, Inc. (formerly Painted Desert Uranium and Oil Company). Mr. Dunne purchased 2,030hares at $.005 per share in January of 2002. This company is currently is not trading. (4) Mr. Dunne is a principal shareholder in Quad Metals Corporation. Mr. Dunne purchased 18,000,000 shares of common stock at $.001 per share in October, 2001. After a reverse stock split in November 2002 of 1 for 50, Mr. Dunne currently own 360,000 shares of stock. This company currently trades in the range of $.20 per share. (5) Mr. Dunne is a principal shareholder of Daybreak Mines, Inc. having purchased 3,200,000 shares of common stock in December of 2001 for $.005 per share. This represents 18.90% of the outstanding shares of common stock. The market price of the stock is quoted at $.04 bid, and there is active market for the stock. (6) Mr. Dunne purchased 931,628 shares of Aberdeen Idaho Mining Company from January of 2002 until April, 2002. His average price per share is just under $.03 per share. His stock position represents 9.4% of the outstanding shares. The stock currently has a bid price of $.04 per share. There is no active market for the Company's stock.

(7) Mr. Dunne currently owns 1,154,964 shares of <u>Silver Crest Mines, Inc.,</u> which represents 11.55% of the outstanding shares of common stock. This is an inactive non reporting company. Mr. Dunne has received no compensation directly or indirectly from any of the above companies. This was an SEC Administrative Proceeding brought against Mr. Dunne pursuant to Rule 102(e). This matter was related to Mr. Dunne's accounting practices and the failure to follow Generally Accepted Accounting Practices in the performance of audit work. The matter was resolved by an Offer of Settlement dated December 30, 1997. Mr. Dunne was denied the privilege of appearing or practicing before the Commission as an accountant. Mr. Dunne was eligible to reapply to the Commission on December 30, 2000, but has chosen not to do so.

Neither Wayne Floran Demeester, Kim David Fox, John Eric Richards nor Daniel Lee Barnett has any experience in investing in blind pool companies prior to or since investing in the Company.

ITEM 6.   EXECUTIVE COMPENSATION

<u>Compensation.</u>

The Company's officers receive no cash compensation for services rendered. Directors receive no annual compensation or attendance fees for serving in such capacity.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as set forth below, there have been no transactions or series of transactions, or proposed transactions during the last two years to which the Registrant is a party in which any Director, nominee for election as a Director, executive officer or beneficial owner of five percent or more of the Registrant's Common Stock, or any member of the immediate family of the foregoing had or is to have a direct or indirect material interest exceeding $60,000.

On May 9, 2002, the Company entered into a Purchase and Sale Agreement (the "Agreement") with Silver Eagle Mining Company ("Silver Eagle"), a company controlled by H. F. Magnuson. The Agreement provided for the sale of 100% of the Company's interest in its Yreka District mining property for $1.00 and Silver Eagle's agreement to indemnify and hold the Company harmless from any environmental or regulatory liabilities that may be related to the property. The Agreement was pursuant to a stock purchase agreement entered into in January 2002 between H. F. Magnuson and a small group of private investors, whereby the investors agreed to purchase 3,500,000 shares of the Company's common stock held by Mr. Magnuson for $85,000. In connection with the sale of Mr. Magnuson's common stock, H. F. Magnuson and Company agreed to forgive accounts and advances payable of $41,434 (see Note 8 to the audited financial statements). Also see Notes 5 and 7 to the Audited Financial Statements for "Related Party Payables" and "Related Family Transactions".

ITEM 8.   DESCRIPTION OF SECURITIES

The Company is authorized to issue 10,000,000 shares of its $0.10 par value Common Stock. At June 6, 2003, there were 9,866,500 shares issued and outstanding held by approximately 578 shareholders of record.

All shares of Common Stock are equal to each other with respect to voting, liquidation, dividend and other rights. Owners of shares of Common Stock are entitled to one vote for each share of Common Stock owned at any Shareholders' meeting. Holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor; and upon liquidation, are entitled to participate pro rata in a distribution of assets available for such a distribution to Shareholders. There are no conversion, preemptive, or other subscription rights or privileges with respect to any shares. The Common Stock of the Company does not have cumulative voting rights which means that the holders of more than fifty percent (50%) of the shares voting in an election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) would not be able to elect any directors.

The Company has never paid any dividends and does not anticipate the payment of dividends in the foreseeable future.


PART II


ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The common stock of the Company is traded on the "Pink Sheets" under the symbol "ABED". The following table shows the high and low quoted bid prices for the Common Stock during each quarter during the Company's last two fiscal years and for the quarterly periods during the current fiscal year.

Calendar Year		Closing Bid High	Low
2001:	First Quarter	.12	.01
	Second Quarter	.015	.01
	Third Quarter	.025	.01
	Fourth Quarter	.02	.02
2002:	First Quarter	.07	.02
	Second Quarter	.05	.05
	Third Quarter	.05	.05
	Fourth Quarter	.10	.03
2003	First Quarter	.10	.04

Such over-the-counter market quotations reflect inter-dealer priced, without retail mark-up, mark-down or commission. They do not represent actual transactions and have not been adjusted for stock splits.

The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain any future earnings to finance its operations.

As of June 6, 2003 there were approximately 570 shareholders of record of the Company's common stock.

ITEM 2.   LEGAL PROCEEDINGS

Neither the Company nor its property is a party to or the subject of any pending legal proceeding or any contemplated proceeding of a governmental authority.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

During the Company's two most recent fiscal years and any later interim periods, neither the principal accountant nor a significant subsidiary's independent accountant on whom the principal accountant expressed reliance in its report, resigned (or declined to stand for re-election) or was dismissed.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

During March and April of 2002, the Company offered and sold 3,000,000 shares of common stock at a price of $0.03 per share. The shares were offered by Pennaluna & Company, a registered broker-dealer, as sales agent for the Company. The gross proceeds from the sale of the shares was $90,000. A ten percent sales commission ($9,000) was paid to Pennaluna and legal expenses of $6,824 were incurred in connection with the offering resulting in net proceeds to the Company of approximately $74,000. The Company has no plans or intentions concerning activities or possible activities by Pennaluna in connection with its business plans.

The shares were sold to two persons who were executive officers and directors of the Company, one individual who was a director of the Company and five individual investors, each of whom was accredited and sophisticated. None of the shares were offered by means of advertising or general solicitation. The shares were only offered and sold to persons personally known to the Company's executive officers and directors. The following schedule sets forth the dates and amounts of shares sold:

Date	Shares Sold	Proceeds
March 12, 2002	66,667	$ 2,000
March 13, 2002	375,000	11,250
March 14, 2002	375,000	11,250
March 15, 2002	375,000	11,250
March 21, 2002	375,000	11,250
March 25, 2002	355,000	10,650
April 1, 2002	355,000	10,650
April 5, 2002	187,500	5,625
April 6, 2002	187,500	5,625
April 11, 2002	348,333	10,500
Total	3,000,000	$90,000

In January of 2002, H.F. Magnuson, the then president and controlling shareholder of the Company sold 3,500,000 shares of restricted common stock to a group of seven accredited individual investors for an aggregate sales price of $85,000. Three of the investors are now directors of the Company.

Each of the sales by the Company was made pursuant to exemptions from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) and Rule 506 of Regulation D. The sales by H. F. Magnuson were made pursuant to the so-called Rule 4 ½ exemption from registration under the Securities Act of 1933. Each of the certificates issued in connection with the above sales contained restrictive language on its face and each certificate had a restrictive legend in substantially the following form:

> The securities represented by this certificate have not been registered under the Securities Act of 1933 (the "Act") and may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act or pursuant to an exemption from registration under the Act, the availability of which is to be established by opinion of counsel satisfactory to the Company to the effect that in the opinion of such counsel such registration in not required.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

Although the Company's Articles of Incorporation and By Laws do not address the subject of indemnification, The Idaho Business Corporations Act permits the Company to indemnify its officers and directors against liabilities they incur in such positions. Pursuant to the Idaho Business Corporations Act, both permissible and mandatory indemnification is provided for officers and directors of the Company.

Permissive Indemnification

(1)   Except as otherwise provided by law, a corporation may indemnify an individual who is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal (a "Proceeding") because he is a director against liability incurred in the proceeding if:

    (a)   (i)   He conducted himself in good faith; and

        (ii)   He reasonably believed:

            (A)   In the case of conduct in his official capacity, that his conduct was in the best interest of the corporation, and

            (B)   In all cases, that his conduct was at least not opposed to the best interests of the corporation; and

        (iii)   In the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; or

    (b)   He engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation, as authorized by section 30-1-202(2)(e), Idaho Code.

(2)   A director's conduct with respect to an employee plan for a purpose he reasonably believed to be in the best interests of the participants in, and the beneficiaries of, the plan is conduct that satisfies the requirement of subsection (1)(a)(ii)(B) above.

(3)   The termination of a proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, is not, of itself, determinative that the director did not meet the relevant standard of conduct described in this section.

(4)   Unless ordered by a court under section 30-1-854(1)(c), Idaho Code, a corporation may not indemnify a director:

    (a)   In connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under subsection (1) of this section; or

    (b)   In connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that he received a financial benefit to which he was not entitled, whether or not involving action in his official capacity.

Mandatory Indemnification.

A corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

Public Policy

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

PART F/S

FINANCIAL STATEMENTS

Aberdeen Idaho Mining Copmany **Balance Sheets as of March 31, 2003 and December 31, 2002**

ASSETS

		(Unaudited), March 31, 2003		December 31, 2002
CURRENT ASSETS:				
Cash	$	41,824	$	49,920
Total assets	$	41,824	$	49,920

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:				
Accounts payable			$	800
Total liabilities				800
STOCKHOLDERS' EQUITY:				
Common stock; $0.10 par value; 10,000,000 shares authorized; 9,866,500 shares issued and outstanding	$	986,650		986,650
Additional paid-in capital		(64,902)		(64,902)
Accumulated deficit		(879,924)		(872,628)
Total stockholders' equity		41,824		49,120
Total liabilities and stockholders' equity	$	41,824	$	49,920

The accompanying notes are an integral part of these financial statements.

Aberdeen Idaho Mining Company
(Unaudited)

Statements of Operations for the
Three Month Periods Ended
March 31, 2003 and 2002

		March 31, 2003		March 31, 2002
OPERATING EXPENSES:				
General and administrative expenses	$	7,399	$	253
Total operating expenses		7,399		253
OTHER (INCOME):				
Interest income		(103)		
Total other (income)		(103)		
NET LOSS	$	7,296	$	253
NET LOSS PER COMMON SHARE	$	Nil	$	Nil
WEIGHTED AVERAGE NUMBER OF SHARES OUSTANDING – BASIC		9,866,500		7,118,074

The accompanying notes are an integral part of these financial statements.

Aberdeen Idaho Mining Company
(Unaudited)

Statements of Cash Flows for the Three Month Periods Ended March 31, 2003 and 2002

		March 31, 2003		March 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	$	(7,296)	$	(253)
Change in:				
Decrease in accounts payable		(800)		
Net cash flows used by operating activities		(8,096)		(253)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from stock subscriptions payable, net				54,150
Loans from shareholder				4,250
Net cash proceeds from financial activities				58,400
NET INCREASE (DECREASE) IN CASH		(8,096)		58,147
CASH AT BEGINNING OF PERIOD		49,920		9
CASH AT END OF PERIOD	$	41,824	$	58,156

The accompanying notes are an integral part of these financial statements.

1. Basis of Presentation:

The financial statements of Aberdeen Idaho Mining Company included herein have been prepared without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Although certain information normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted, Aberdeen Idaho Mining Company believes that the disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the financial statements and notes thereto for the fiscal year ended December 31, 2002 included in the registrant's filing of Form 10-KSB.

The financial statements included herein reflect all normal recurring adjustments that, in the opinion of management, are necessary for a fair presentation. The results for interim periods are not necessarily indicative of trends or of results to be expected for the full year ending December 31, 2003.

2. Nature of Business and Plan of Operation:

The objectives of the Company are to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of a publicly registered corporation. The Company has no recurring source of revenue and has incurred operating losses since inception. These conditions raise substantial doubt about the Company's ability to continue as a going concern as expressed by the Company's independent accountants in their report on the Company's December 31, 2002 financial statements. The interim financial statements do not contain any adjustments which might be necessary if the Company is unable to continue as a going concern.

[The balance of this page left intentionally blank.]

Report of Independent Certified Public Accountants

Board of Directors
Aberdeen Idaho Mining Company
Spokane, WA

We have audited the accompanying balance sheets of Aberdeen Idaho Mining Company ("the Company") as of December 31, 2001 and 2000, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.   Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.   An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aberdeen Idaho Mining Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/DeCoria, Maichel & Teague P.S.

Spokane, Washington
June 17, 2002

ABERDEEN IDAHO MINING COMPANY
TABLE OF CONTENTS

Page

Aberdeen Idaho Mining Company
Balance Sheets
December 31, 2001 and 2000

ASSETS

	2001	**2000**
Current assets:		
Cash	$ 9	$ 742
Total assets	$ 9	$ 742

LIABILITES AND STOCKHOLDERS' DEFICIT

	2001	**2000**
Current liabilities:		
Related party payables	$ 41,434	$ 39,434
Accrued interest on related party advances		1,168
Total liabilities	41,434	40,602
Stockholders' deficit:		
Common stock, $0.10 par value; 10,000,000 shares authorized, 6,866,500 shares issued and outstanding	686,650	686,650
Additional paid-in capital	119,490	107,700
Accumulated deficit	(847,565)	(834,210)
Total stockholders' deficit	(41,425)	(39,860)
Total liabilities and stockholders' deficit	$ 9	$ 742

The accompanying notes are an integral part of these financial statements.

Aberdeen Idaho Mining Company
Statements of Operations
For the years ended December 31, 2001 and 2000

	2001	**2000**
Operating expenses:		
General and administrative expense	$ 9,923	$ 11,522
Legal expense	767	4,831
	10,690	16,353
Other (income) expense:		
Interest expense	2,665	1,168
Refunds, net		(1,200)
	2,665	(32)
Net loss	$ 13,355	$ 16,321
Net loss per common share	$ Nil	$ Nil
Weighted average common shares outstanding-basic	6,866,500	6,866,500

The accompanying notes are an integral part of these financial statements.

Aberdeen Idaho Mining Company
Statements of Changes in Stockholders' Deficit
For the years ended December 31, 2001 and 2000

	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 1999	6,866,500	$ 686,650	$ 107,700	$ (817,889)	$ (23,539)
Net loss				(16,321)	(16,321)
Balance, December 31, 2000	6,866,500	686,650	107,700	(834,210)	(39,860)
Net loss				(13,355)	(13,355)
Contributed services and accrued interest forgiven			11,790		11,790
Balance, December 31, 2001	6,866,500	$ 686,650	$ 119,490	$ (847,565)	$ (41,425)

The accompanying notes are an integral part of these financial statements.

Aberdeen Idaho Mining Company
Statements of Cash Flows
For the years ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net loss	$ (13,355)	$ (16,321)
Adjustment to reconcile net loss to net cash used by operating activities:		
Contributed services and accrued interest forgiven	11,790	
Change in:		
Related party accounts payables	(10,000)	(615)
Accrued interest on related party advances	(1,168)	170
Net cash used by operating activities	(12,733)	(16,766)
Cash flows from financing activities:		
Proceeds from related party advances	12,000	17,400
Net cash provided by financing activities	12,000	17,400
Net change in cash	(733)	634
Cash, beginning of year	742	108
Cash, end of year	$ 9	$ 742
Supplemental cash flow information:		
Cash paid for interest	$ 1,168	$ 998

The accompanying notes are an integral part of these financial statements.

Aberdeen Idaho Mining Company
Notes to Financial Statements

1.   Description of Business

Aberdeen Idaho Mining Company (the "Company") is an Idaho Corporation that was incorporated on April 26, 1947. The Company was organized to explore for, acquire and develop mineral properties in the State of Idaho. During the past several years the Company's activities have been confined to annual assessment and maintenance work on its Idaho mineral properties and other general and administrative functions.

The Company has incurred losses since its inception and has no recurring source of revenue. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. Management's plans for the continuation of the Company as a going concern include financing the Company's operations through sales of its unregistered common stock and the eventual acquisition of an entity with profitable business operations. There are no assurances, however, with respect to the future success of these plans. The financial statements do not contain any adjustments, which might be necessary, if the Company is unable to continue as a going concern.

Unless otherwise indicated, amounts provided in these notes to the financial statements pertain to continuing operations.

2.   Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized. At December 31, 2001 and 2000, the Company had recorded no net deferred tax assets or liabilities and recognized no income tax provision as it had no taxable income for the years then ended.

Impaired Asset Policy

The Company periodically reviews its long-lived assets when applicable to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts.

Aberdeen Idaho Mining Company
Notes to Financial Statements, Continued:

2. Summary of Significant Accounting Policies, Continued:

Net Loss Per Share

Statement of Financial Accounting Standards No. 128, "Earnings per Share," requires dual presentation of basic earnings per share ("EPS") and diluted EPS on the face of all income statements issued after December 15, 1997 for all entities with complex capital structures. Basic EPS is computed as net income divided by the weighted average number of both classes of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common stock equivalents such as common shares issuable through stock options, warrants and other convertible securities. At December 31, 2001 and 2000, the Company had no outstanding common stock equivalents, and only basic EPS is reported for the years then ended.

Reclassifications

Certain reclassifications have been made to conform prior years' data to the current presentation. These reclassifications had no effect on reported earnings.

Fair Values of Financial Instruments

The carrying amounts of financial instruments including cash, related party payables, and accrued interest thereon, approximated their fair values as of December 31, 2001 and 2000.

Environmental Matters

The Company owns a property interest on certain public lands in Idaho on which it has explored for commercial mineral deposits. The Company and its property have been subject to a variety of federal and state regulations governing land use and environmental matters. The Company's management believes it has been in substantial compliance with all such regulations, and is unaware of any pending action or proceeding relating to regulatory matters that would affect the financial position of the Company.

Forgiveness of Amounts due Related Parties and Contributed Services

Amounts due related parties that are forgiven are accounted for by crediting the Company's paid-in capital accounts. Contributed services are recorded at their fair value during the period of their contribution with an offsetting credit to the Company's paid-in capital accounts.

Aberdeen Idaho Mining Company
Notes to Financial Statements, Continued:

2.   Summary of Significant Accounting Policies, Continued:

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, Business Combinations ("SFAS No. 141"). SFAS No. 141 addresses financial accounting and reporting for business combinations. SFAS No. 141 generally requires business combinations to be accounted for using the purchase method. The pronouncement is effective for business combinations occurring after June 30, 2001. Concurrent with the issuance of SFAS No. 141, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 sets forth financial accounting and reporting for acquired goodwill and other intangible assets. The provisions of SFAS No. 142 are effective December 31, 2001. The Company has not had any business combinations in the periods reported on, does not have any recorded goodwill and does not anticipate that adoption of these pronouncements will result in any impact on its reported financial position or results of operations.

In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The provisions of SFAS No. 143 are effective for fiscal years beginning after June 15, 2002. The Company presently does not have any asset retirement obligations and does not anticipate that adoption of this pronouncement will result in any impact on its reported financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and discontinued operations. The provisions of SFAS No. 144 are generally effective for fiscal years beginning after December 15, 2001. The Company will adopt SFAS no. 144 on January 1, 2002 and does not anticipate that adoption of this pronouncement will result in any impact on its reported financial position or results of operations.

3.   Mineral Properties

At December 31, 2001 and 2000, the Company's mineral property consisted of an unpatented mining claim located in the Yreka Mining District in Shoshone County, Idaho. In prior years, the Company believed it held claim to 16 other mining claims contiguous to its current mineral property, but in 1999, the Bureau of Land Management ("BLM") notified the Company that its interest in these claims was null and void under the premise that the subject lands were never open to mineral entry. Although the Company disagrees with the BLM's decision and has vigorously contested it, no reversal of the BLM's position has occurred to date. In accordance with the provisions of Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the Company reduced the carrying value of its mineral properties to zero during 1999.

Aberdeen Idaho Mining Company
Notes to Financial Statements, Continued:

3. Mineral Properties, Continued:

In prior years, the Company held property interests in a group of mining claims located in Yreka Mining District in Shoshone County, Idaho, that included a mining property known as the Florence Mine. The Florence Mine is currently listed by the Environmental Protection Agency (EPA) as a potential source of mine-related contamination based on the presence of a waste rock dump, with the potential for erosion. The Company has no record of operating any mining operation at the Florence mine site and has not received any notification of a pending action or proceeding against the Company relating to environmental damages it may be responsible for. However, in recent years, certain other companies involved in mining activities on neighboring locations have been identified as potentially responsible parties under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA), and have entered into consent decrees with the Environmental Protection Agency and the state of Idaho, concerning environmental remediation obligations and damages to or loss of natural resources in the Coeur d' Alene River Basin. During 2002, management took certain measures to investigate the potential of the existence of a material liability to the Company resulting from all of its previously held mining properties, and determined that the existence of such is remote.

4. Income Taxes

Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized. The Company has not recorded an income tax provision as it has no taxable income. The Company has no net operating loss carryforwards for income tax purposes and accounts for its operating expenses as capitalized deferred development costs on its income tax returns. At December 31, 2001 and 2000, the Company had no deferred tax assets or liabilities.

5. Related Party Payables

The Company has had advances and accounts payable due to related parties throughout much of its operating history. The related parties, to a large extent, have been business entities owned or controlled by H. F. Magnuson and his immediate family. H. F. Magnuson is a former officer and director of the Company, a major shareholder of the Company and the father of John F. Magnuson, the Company's legal counsel.

At December 31, 2001 and 2000, the Company's related party payables were composed as follows:

	2001	2000
Advances due H. F. Magnuson and Company	$ 32,600	$ 20,600
Accounts payable due H. F. Magnuson and Company	8,834	18,834
	$ 41,434	$ 39,434

Aberdeen Idaho Mining Company
Notes to Financial Statements, Continued:

5.   Related Party Payables, Continued:

The advances due H. F. Magnuson and Company accrue interest at 9% per annum with accrued amounts at year end paid in the succeeding year. During the year ended December 31, 2000, the Company had accrued $1,168 of interest on advances due H. F. Magnuson and Company. At December 31, 2001, H. F. Magnuson and Company forgave accrued interest of $2,665 relating to 2001 advances. During 2002, H. F. Magnuson and Company forgave $41,434 of related party payables in connection with a sale of shares of the Company's common stock held by H. F. Magnuson (see Note 8).

6.   Stockholders' Deficit

Common Stock

The Company has one class of non-assessable common stock. The common stock has a par value of $0.10 per share and, at December 31, 2001 and 2000, 6,866,500 of the 10,000,000 authorized shares were issued and outstanding.

Private Placement

In March of 2002, the Company offered shares of its common stock for sale, in a private placement, to certain accredited investors. The offering, which was exempt from registration under the Securities Act of 1933 ("the Act") pursuant to Section 4(2) of the Act and Rule 506 of Regulation D, resulted in the sale of 3,000,000 shares of the Company's unregistered common stock for $0.03 per share, or $90,000. Net proceeds of approximately $74,000 from the offering were used to fund general and administrative activities necessary to reestablish the Company's compliance with securities regulations and investigate potential business opportunities with other entities.

7.   Related Party Transactions

The Company occupies office space provided by H. F. Magnuson and Company, a company controlled by H. F. Magnuson (see Note 5). The Company pays no rent for the space it occupies and the value of the space is not considered material for financial reporting purposes. During the years ended December 31, 2001 and 2000, administrative and mineral property maintenance expenses totaling $10,209, and $11,948 respectively, were accrued or paid to H. F. Magnuson and Company. During the year ended December 31, 2001, H. F. Magnuson and Company contributed office services of $9,125 that were not charged to the Company and that were included in the Company's general and administrative expenses.

During 2001 and 2000, the Company paid John F. Magnuson, son of H. F. Magnuson, $434 and $4,831, respectively, for legal services provided the Company.

Aberdeen Idaho Mining Company
Notes to Financial Statements, Continued:

8.   **Subsequent Events**

On May 9, 2002, the Company entered into a Purchase and Sale Agreement (the "Agreement") with Silver Eagle Mining Company ("Silver Eagle"), a company controlled by H. F. Magnuson. The Agreement provided for the sale of 100% of the Company's interest its Yreka District mining property for $1.00 and Silver Eagle's agreement to indemnify and hold the Company harmless from any environmental or regulatory liabilities that may be related to the property. The Agreement was pursuant to a stock purchase agreement between H. F. Magnuson and a small group of private investors, whereby the investors agreed to purchase 3,500,000 shares of the Company's common stock held by Mr. Magnuson for $85,000. In connection with the sale of Mr. Magnuson's common stock, H. F. Magnuson and Company agreed to forgive accounts and advances payable of $41,434 (see Note 5).

PART III

ITEM 1.   INDEX TO EXHIBITS.

(1)	Underwriting agreement	N/A
(2)	Plan of acquisition, reorganization arrangement, liquid, or succession.	N/A
	(3) (i) Articles of Incorporation Incorporated by reference to Form 10SB filed 10-24-2002	
	(ii) By Laws Incorporated by reference to Form 10SB filed 10-24-2002	
(4)	Instruments defining the rights of holders, including indentures	N/A
(5)	Opinion re: legality	N/A
(6)	No exhibit required	N/A
(7)	[Removed and reserved]	N/A
(8)	Opinion re: tax matters	N/A
(9)	Voting trust agreement	N/A
(10)	Material contracts	N/A
(11)	Statement re: computation of per share earnings	N/A
(12)	No exhibit required	N/A
(13)	Annual or quarterly reports, Form 10-Q	N/A
(14)	[Removed and reserved]	N/A
(15)	Letter on unaudited interim financial information	N/A
(16)	Letter on change in certifying accountant	N/A
(17)	Letter on director resignation	N/A
(18)	Letter on change in accounting principles	N/A
(19)	Reports furnished to security holders	N/A
(20)	Other documents or statements to security holders	N/A
(21)	Subsidiaries of the registrant	N/A
(22)	Published report regarding matters submitted to vote	N/A
(23)	Consent of experts and counsel	N/A
(24)	Power of attorney	N/A
(25)	Statement of eligibility of trustee	N/A
(26)	Invitations for competitive bids	N/A
(27)	Financial Data Schedule	
(28)	[Removed and reserved]	
[Reserved (29) through (98)]		
(99)	Additional Exhibits	N/A

ITEM 2.   DESCRIPTION OF EXHIBITS.

Not Applicable

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this second amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 4th day of August 2003.

ABERDEEN IDAHO MINING COMPANY

/s/ Martyn A. Powell

By:_____

MARTYN A. POWELL, PRESIDENT